Impact Modular Leasing, Inc.

March 7. 2005

Adam. DeBard
Treasurer
Global Modular. Inc
1200 Airport Drive
Chowchilla, CA 9361 0

Re: Aurora Modular Assets

Dear Adam:

Impact Modular Leasing Inc, ("Impact'") ofrers to sell the following assets acquired from the bankruptcy sale of Aurora Modular Industries:

1. all of the intellectual properties rights owned by Auroa Modular Industries and Modular Products;
2.  all trade names owned by Auroa Modular Industries and Modular Praducts;
3. all domain names registered to Aurora Modular lndustries and Modular Products, including, but not limited to, www.Auroa-modular.com;
4. all engineering drawings and specifications, both electronic (CAD) and hard copy files of the following pre-checked plans (PCs) as approved by the Division of State Architect:
PC 04-104816
PC 04-104817
PC 04-104818
PC 04-104819
PC 04-104820
PC 04-104821
PC 04-104822
PC 04-104823
PC 04-104824
5. all company databases, as well as data. contained in and generated through Navision, including, but not Iimited to, client information and historical record.
6. the existing Cooperative Purchase Agreement with the Brawley Unified School District.

For the sale of the assets described above, which shall be free and clear of all liens and encumbrances at the time of the transfer and which, as applicable, shall be fully functional and capable of being used in the normal course of business. Impacts offers the assets for the sum of Five Hundred Thousand Dollars ($500,000.00). Impact agrees to accept a promissory note with terms that are acceptable to both parties.

Sincerely,

/s/ Michael Trevino

Michael Trevino
President & CEO

450 W 21st Street, Suite E -- Merced, CA 95340

“SCHEDULE 1”